# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Versamet Royalties Corp, CIK 0002080073
CUSIP: 92528V200
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 3200, 733 Seymour Street, Vancouver, British Columbia Canada (A1), V6B 0S6
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002132646

## Reporting persons
- The Doraline Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- The Floreal Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- The Arole Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- The Orizons Trust: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Doraline (Guernsey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Floreal (Guernsey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Zebra Holdings and Investments (Guernsey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Orizons (Guernsey) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Doraline S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Floreal S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Arole S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Lorito Orizons S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Ramako S.a.r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Nemesia Holding ScSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)
- Nemesia S.a.r.l: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,978,988; sole dispositive power 0; shared dispositive power 8,978,988; aggregate amount beneficially owned 8,978,988 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Versamet Royalties Corp
Address of issuer's principal executive offices: Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) The Doraline Trust
(ii) The Floreal Trust
(iii) The Arole Trust
(iv) The Orizons Trust
(v) Lorito Doraline (Guernsey) Limited ("Doraline Guernsey")
(vi) Lorito Floreal (Guernsey) Limited ("Floreal Guernsey")
(vii) Zebra Holdings and Investments (Guernsey) Limited ("Zebra Guernsey")
(viii) Lorito Orizons (Guernsey) Limited ("Orizons Guernsey")
(ix) Lorito Doraline S.a.r.l. ("Lorito Doraline")
(x) Lorito Floreal S.a.r.l. ("Lorito Floreal")
(xi) Lorito Arole S.a.r.l. ("Lorito Arole")
(xii) Lorito Orizons S.a.r.l. ("Lorito Orizons")
(xiii) Ramako S.a.r.l. ("Ramako")
(xiv) Nemesia Holding ScSp ("Nemesia Holding")
(xv) Nemesia S.a.r.l. ("Nemesia")

The Doraline Trust, the Floreal Trust, the Arole Trust and the Orizon Trust are collectively referred to as the "Trusts".
Address of principal business office or, if none, residence:
The address of Lorito Doraline, Lorito Floreal, Lorito Arole, Lorito Orizons is at 40, boulevard Grande-Duchessse Charlotte, L-1330 Luxembourg whereas Nemesia Holding and Nemesia reside at 42, boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg.

The address of the Trusts, Doraline Guernsey, Floreal Guernsey, Zebra Guernsey and Orizons Guernsey is Plaza House, Admiral Park, St Peter Port, Guernsey, GY1 2HU.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned:

As of March 31, 2026, the Reporting Persons owned the following number of the Company's common stock:

(i) The Doraline Trust owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(ii) The Floreal Trust owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(iii) The Arole Trust owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(iv) The Orizons Trust owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(v) Doraline Guernsey owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(vi) Floreal Guernsey owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(vii) Zebra Guernsey owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(viii) Orizons Guernsey owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(ix) Lorito Doraline owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(x) Lorito Floreal owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(xi) Lorito Arole owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(xii) Lorito Orizons owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(xiii) Ramako owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(xiv) Nemesia Holding owned of record no common shares or 0.0% of the outstanding common shares of the Company.
(xv) Nemesia owned of record 8,978,988 common shares of 8.5% of the outstanding common shares of the Company.

Nemesia Holding is the controlling shareholder of Nemesia. Ramako is the general partner of Nemesia Holding. Lorito Doraline, Lorito Floreal, Lorito Arole and Lorito Orizons are the controlling shareholders of Ramako. The controlling shareholder of Lorito Doraline is Doraline Guernsey. The Doraline Trust controls Doraline Guernsey. The controlling shareholder of Lorito Floreal is Floreal Guernsey. The Floreal Trust controls Floreal Guernsey. The controlling shareholder of Lorito Arole is Zebra Guernsey. The Arole Trust controls Zebra Guernsey. The controlling shareholder of Lorito Orizons is Orizons Guernsey. The Orizons Trust controls Orizons Guernsey.

Each of the Trusts is settled by Adolf H. Lundin (deceased) and Suntera Trustees (Guernsey) Limited, a company registered in Guernsey, serves as trustee of each of the Trusts.
Percent of class:
All calculations of percentage ownership herein are based on an aggregate of 105,645,324 common shares reported by the Company to be outstanding as of March 3, 2026, as reflected in Amendment No. 1 to the Company's registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission on March 4, 2026.

8.5 %
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the shares of common stock indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the shares of common stock indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the shares of common stock indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the shares of common stock indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated as of May 8, 2026.

## Signatures
- The Doraline Trust: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Doraline Trust (05/08/2026)
- The Doraline Trust: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Doraline Trust (05/08/2026)
- The Floreal Trust: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Floreal Trust (05/08/2026)
- The Floreal Trust: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Floreal Trust (05/08/2026)
- The Arole Trust: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Arole Trust (05/08/2026)
- The Arole Trust: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Arole Trust (05/08/2026)
- The Orizons Trust: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Orizons Trust (05/08/2026)
- The Orizons Trust: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of Suntera Trustees (Guernsey) Limited, as Trustee of The Orizons Trust (05/08/2026)
- Lorito Doraline (Guernsey) Limited: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Lorito Doraline (Guernsey) Limited: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Lorito Floreal (Guernsey) Limited: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Lorito Floreal (Guernsey) Limited: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Zebra Holdings and Investments (Guernsey) Limited: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Zebra Holdings and Investments (Guernsey) Limited: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Lorito Orizons (Guernsey) Limited: /s/ Karen Coquelin, Karen Coquelin, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Lorito Orizons (Guernsey) Limited: /s/ Neal Pickford, Neal Pickford, Authorised Signatory of CT Directors Limited, Sole Director (05/08/2026)
- Lorito Doraline S.a.r.l.: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Lorito Doraline S.a.r.l.: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)
- Lorito Floreal S.a.r.l.: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Lorito Floreal S.a.r.l.: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)
- Lorito Arole S.a.r.l.: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Lorito Arole S.a.r.l.: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)
- Lorito Orizons S.a.r.l.: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Lorito Orizons S.a.r.l.: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)
- Ramako S.a.r.l.: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Ramako S.a.r.l.: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)
- Nemesia Holding ScSp: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Nemesia Holding ScSp: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)
- Nemesia S.a.r.l: /s/ Melissa Rigaux, Melissa Rigaux / Manager (05/08/2026)
- Nemesia S.a.r.l: /s/ Jerome Chabannet, Jerome Chabannet / Manager (05/08/2026)